SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of June, 2002

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

June 24, 2002
PRESS RELEASE:

POLYAIR INTER PACK REPORTS
SECOND QUARTER 2002 RESULTS

Toronto, Ontario, June 3, 2002 - Polyair Inter Pack Inc. (TSE and AMEX: PPK), a leading manufacturer of protective packaging and swimming pool accessory products, today reported results for its second quarter ended April 27, 2002. All amounts are expressed in US dollars.

                                     3 Months Ended                      6 Months Ended
                                  April        April       %         April            April      %
                                  2002         2001     Change       2002             2001     Change
Sales
Packaging Products              20,580       19,480       5.6%      40,459           39,305      2.9%
Pool Products                    9,067        7,468      21.4%      12,939           11,378     13.7%
Total Sales                     29,647       26,948      10.0%      53,398           50,683      5.4%

Earnings Before interest,
taxes, depreciation (EBITDA)     3,762        1,940      93.9%       5,668            3,143     80.3%
Net Income                       1,129           12                  1,199             (467)
Earnings Per Share - Basic       $0.18         Nil                   $0.19           ($0.07)
Earnings Per Share - Fully
  Diluted                        $0.18         Nil                   $0.19           ($0.07)


Sales for the second quarter increased 10% to $29.6 million, up from $27.0 million in the comparable 2001 period. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose 94% to $3.8 million compared to $1.9 million in the second quarter of 2001. Net earnings are $1.1 Million or $.18 per diluted share compared to $12,000 or $Nil per share in the second quarter of 2001. Earnings were positively impacted due to higher sales volume, lower raw material prices, lower interest rates and reduced levels of borrowing.

For the six months ended April 27, 2002, sales increased 5% to $53.4 million from $50.7 million in the comparable 2001 period. EBITDA was $5.7 million compared to $3.1 million for the first six months of fiscal 2001. Net earnings are $1.2 Million or $.19 per diluted share compared to a loss of $467,000 or $0.07 per share for the first six months of fiscal 2001.

Shipments of products for use in the electronic fulfillment area contributed to the increase in packaging product sales of 5.6% to $20.6 million from $19.5 million in the comparable 2001 period. For the six months, sales of packaging products increased 3% to $40.5 million from $39.3 million in the comparable 2001 period.

Sales of pool products for the second quarter increased 21% to $9.1 million from $7.5 million in the comparable 2001 period as we believe our customer base purchased products earlier in anticipation of a stronger economy. This trend increase may not continue due to seasonal variations and consumer demand. For the six months, pool product sales increased 14% to $12.9 million from $11.4 million in the comparable 2001 period.

Commenting on the Company's operating performance, Henry Schnurbach, President and Chief Executive Officer of Polyair Inter Pack stated, "We are excited to report overall performance is improving. Productivity gains from past investments, cost maintenance and increased sales of recently introduced products in both the packaging and pool sectors contributed to the continuing growth in profitability."

The company has entered into a new Financing Proposal to replace its current facility. Formal signing and implementation should be completed by June 30, 2002.

During the second quarter the Company did not purchase any of its common stock. Through to the end of April 2002, Polyair has purchased a total of 629,700 shares of stock under its Normal Course Issuer Bids.

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Division, manufactures protective packaging; through its Cantar Pool Division the Company manufactures swimming pool accessory products, which are sold through a network of some 2,500 distributors across North America. Polyair operates 10 manufacturing facilities, seven of which are based in the United States where the company generates approximately 85% of its annual sales. The shares are traded on The American Stock Exchange and The Toronto Stock Exchange under the symbol "PPK".

For further information  contact:  John Foglietta Chief Financial Officer Phone:
(416) 740-2687 Email:  jfoglietta@polyair.com

Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

JUNE 24, 2002
INTERIM FINANCIAL STATEMENTS
Second Quarter, 2002


POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002
CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

                                                                          AS AT
                                                        APRIL 27        OCTOBER 31      APRIL 28
(UNAUDITED)                                              2002            2001            2001
ASSETS
Current Assets:
Cash and short-term investments                       $   308        $    897        $    278
Accounts receivable, net of allowance                  20,441          16,162          17,972
for doubtful accounts
Income taxes receivable                                 1,369             809           2,106
Inventory                                              12,299          13,738          14,715
Future income tax assets                                  360             359             474
Prepaid expenses and other                                871             768           1,604
                                                       -------         -------         -------
                                                       35,648          32,733          37,149
Capital assets, net                                    33,153          33,947          34,604
Future income tax assets                                  512             511             589
Other assets, net                                       1,289           1,422           1,551
                                                       -------         -------         -------
                                                       70,602          68,613          73,893
                                                       =======         =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness                                      11,286           9,710          15,429
Accounts payable                                       10,721          10,409          11,654
Accrued liabilities                                     4,616           4,537           3,501
Income taxes payable                                    1,341             359             566
Current portion of long term debt                      10,391          11,589           3,350
                                                       -------         -------         -------
                                                       38,355          36,604          34,500

Long-term debt                                          8,389           9,361          18,851
Future income tax liabilities                           2,832           2,823           2,330

Shareholders' equity:
Capital stock                                           9,896           9,933           9,933
Retained earnings                                      11,364          10,191           8,059
Cumulative translation adjustment                        (234)           (299)            220
                                                       -------         -------         -------
                                                       21,026          19,825          18,212
                                                       -------         -------         -------
                                                     $ 70,602        $ 68,613        $ 73,893
                                                       =======         =======         =======

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

                                                                6 MONTHS ENDED APRIL          3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Sales                                                        $ 53,398        $ 50,683        $ 29,647        $ 26,948
Cost of sales                                                  41,253          40,999          22,475          21,662
                                                               -------         -------         -------         -------
Gross profit                                                   12,145           9,684           7,172           5,286
                                                               -------         -------         -------         -------
Expenses:
Selling                                                         5,024           5,097           2,589           2,531
General and administrative                                      4,090           4,023           2,178           2,038
                                                              --------         -------         -------         -------
                                                                9,114           9,120           4,767           4,569
                                                              --------         -------         -------         -------

Operating profit                                                3,031             564           2,405             717
Interest expense, net                                             951           1,386             454             738
                                                              --------         -------         -------         -------

Income (loss) before income taxes and minority interest         2,080            (822)          1,951             (21)
Minority interest                                                   3              34               0              34
Income taxes:                                                     884            (321)            822               1
                                                              --------         -------          ------         -------
Net income (loss) for the period                                1,199            (467)          1,129              12
Retained earnings, beginning of period                         10,191           8,780          10,235           8,150
Purchase of treasury stock                                        (26)           (254)              0            (103)
                                                               -------         -------         -------         -------
Retained earnings, end of period                             $ 11,364         $ 8,059        $ 11,364         $ 8,059
                                                               =======         =======         =======         =======
Earnings per share:
  Basic                                                        $ 0.19         $ (0.07)         $ 0.18         $ (0.00)
  Diluted                                                        0.19           (0.07)           0.18           (0.00)

Weighted average number of shares outstanding:
  Basic                                                     6,195,245       6,388,348       6,190,300       6,297,215
  Fully diluted                                             6,213,452       6,388,348       6,231,660       6,297,215


POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

                                                                6 MONTHS ENDED APRIL            3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Cash provided by (used in):
Operating activities:
 Net income (loss) for the period                            $ 1,199         $  (467)        $ 1,129      $     12
 Non-cash items:
   Depreciation and amortization                               2,637           2,579           1,357         1,223
                                                              -------         -------         -------       -------

 Change in non-cash components of working capital              3,836           2,112           2,486         1,235
   Accounts receivable                                        (4,252)         (1,165)         (8,390)       (5,515)
   Inventory                                                   1,484          (1,571)            610          (465)
   Prepaid expenses and other                                   (102)           (995)            (64)         (349)
   Accounts payable and accrued liabilities                      336            (637)          1,497          (175)
   Income taxes                                                  423          (1,286)            966           (76)
                                                              -------         -------         -------       -------

                                                               1,725          (3,542)         (2,895)       (5,345)
Financing activities:
Decrease in long term debt                                    (2,176)         (1,516)         (1,340)         (948)
Increase (decrease) in bank indebtedness                       1,530           8,329           4,824         7,913
Purchase of treasury stock                                       (63)           (697)              0          (298)
                                                              -------         -------         -------       -------
                                                                (709)          6,116           3,484         6,667
                                                              -------         -------         -------       -------
Investing activities:
Purchase and deposits on building and equipment               (1,648)         (3,384)           (754)       (1,468)
Other                                                             28            (402)              0          (355)
                                                              -------         -------         -------       -------
                                                              (1,620)         (3,786)           (754)       (1,823)
Effect of foreign currency translation on cash balances           15             388             (24)           23
                                                              -------         -------         -------       -------

Increase (decrease) in cash position                            (589)           (824)           (189)         (478)
Cash position, beginning of period                               897           1,102             497           756
                                                              -------         -------         -------       -------
Cash position, end of period                                 $   308         $   278         $   308      $    278
                                                              =======         =======         =======       =======

Supplementary information:
Cash paid during the period for:
  Interest                                                   $   754         $ 1,289         $   438      $    738
  Income taxes, net of refunds                                   453             876            (142)            0


POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

1. Significant Accounting Policies

These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2001. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2001.

POLYAIR INTER PACK INC. - SECOND QUARTER RESULTS, 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(6 months ended April 27, 2002 and April 28, 2001)
(in thousands of United States dollars)
(UNAUDITED)

2. Segmented Information:

The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

By geographic region:
                                                                6 MONTHS ENDED APRIL            3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Sales:
 United States                                               $ 46,335       $ 44,354          $ 25,956       $ 23,919
 Canada                                                         7,063          6,329             3,691          3,029
                                                              -------         -------          -------        --------
                                                             $ 53,398       $ 50,683          $ 29,647       $ 26,948

                                                                  AS AT APRIL 27                 AS AT APRIL 27
                                                                2002            2001            2002            2001
Capital assets and goodwill:
 United States                                               $ 24,429       $ 26,025          $ 24,429       $ 26,025
 Canada                                                         7,674          7,180             7,674          7,180
 Corporate                                                      1,862          2,301             1,862          2,301
                                                              -------         -------          -------        --------
                                                             $ 33,965       $ 35,506          $ 33,965       $ 35,506

By operating segment:
                                                                6 MONTHS ENDED APRIL            3 MONTHS ENDED APRIL
                                                                2002            2001            2002            2001
Sales:
 Packaging products                                          $ 40,459       $ 39,305          $ 20,580       $ 19,480
 Pool Products                                                 12,939         11,378             9,067          7,468
                                                              -------         -------          -------        --------
                                                             $ 53,398       $ 50,683          $ 29,647       $ 26,948
Depreciation and amortization:
 Packaging products                                          $  1,786       $  1,888          $    899       $    897
 Pool products                                                    389            334               179            137
 Corporate                                                        462            357               279            189
                                                              -------         -------          -------        --------
                                                             $  2,637       $  2,579          $  1,357       $  1,223

Operating profit (loss):
 Packaging products                                          $  5,126       $  3,259          $  2,742       $  1,546
 Pool products                                                    433            137             1,008            655
 Corporate                                                     (2,528)        (2,832)           (1,345)        (1,484)
                                                              -------         -------          -------        --------
                                                             $  3,031       $    564          $  2,405       $    717

Capital expenditures:
 Packaging products                                          $  1,175       $  2,570          $    514       $    920
 Pool products                                                    267            546                72            434
 Corporate                                                        206            268               168            114
                                                              -------         -------          -------        --------
                                                             $  1,648       $  3,384          $    754       $  1,468


                                                                  AS AT APRIL 27                 AS AT APRIL 27
                                                                2002            2001            2002            2001
Total assets:
 Packaging products                                          $ 43,629       $ 42,983          $ 43,629       $ 42,983
 Pool products                                                 22,032         24,552            22,032         24,552
 Corporate                                                      4,941          6,358             4,941          6,358
                                                              -------         -------          -------        --------
                                                             $ 70,602       $ 73,893          $ 70,602       $ 73,893

POLYAIR INTER PACK INC
SECOND QUARTER 2002 RESULTS
APRIL 27, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations

The company's net sales increased 10% to $29.7 million in the second quarter and 5% to $53.4 million in the first six months of 2002 compared to the second quarter and first six months of 2001. The increase in net sales reflects increased unit volumes in both the packaging and pool products category.

Sales of packaging products for the second quarter increased 6% to $20.6 million from $19.5 million in the comparable 2001 period. For the six months, sales of packaging products increased 3% to $40.5 million from $39.3 million in the comparable 2001 period. Sales of products for use in the electronic fulfillment area contributed to the increase in packaging sales.


Sales of pool products for the second quarter decreased 21% to $9.1 million from $7.5 million in the comparable 2001 period as we believe our customer base purchased products earlier in anticipation of a stronger economy. This trend increase may not continue due to seasonal variations and consumer demand. For the six months, pool product sales increased 14% to $12.9 million from $11.4 million in the comparable 2001 period.

Cost of sales increased by 3.8% in the second quarter and by .6% in the first six months of 2002 compared with the second quarter and the first six months of 2001 primarily as a result of higher net sales, which were offset by lower material costs, favorable product mix and higher overhead absorption due to increased volumes.

Selling and administrative expenses increased by 4.3% in the second quarter and were unchanged in the first six months of 2002 compared with the second quarter and the first six months of 2001. As a percentage of sales, selling and administrative expenses were .9% lower in the second quarter and .9% lower for the first six months of 2002 compared to the second quarter and first six months of 2001 due to higher sales volumes.

Operating profit increased by $1.7 million to $2.4 million in the second quarter of 2002 compared to $717,000 in the second quarter of 2001. Operating profit increased by $2.5 million to $3.0 million in the first 6 months of 2002 compared to $564,000 in the first six months of 2001. This is a result of the changes in costs and expenses discussed above.

Net interest expense decreased to $454,000 in the second quarter and decreased to $951,000 in the first six months of 2002 compared to $738,000 and $1.4 million in the second quarter and first six months of 2001, respectively, primarily as a result of lower average borrowings and lower interest rates.

LIQUIDITY AND CAPITAL RESOURCES

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

At April 27, 2002, the company had unused available borrowing capacity of approximately $4.7 million compared to $3.6 million in the previous year.

Accounts Receivable increased by $2.5 million to $20.5 million from $18.0 million in the previous year due to higher sales.

Inventories at $12.3 million decreased by $2.4 million from $14.7 million in the previous year due to lower material costs and increased sales of pool products in the second quarter of 2002.

Cash provided by operations before changes in working capital was $2.5 million in the second quarter and $3.8 million in the first six months of 2002 compared to $1.2 million and $2.1 million respectively. Total investment of $1.6 million in new equipment was financed by operating cash flow.

The company has entered into a new Financing Proposal to replace its current facility. Formal signing and implementation should be completed by June 30, 2002.

During the second quarter the Company did not purchase any of its common stock. Through to the end of April 2002, Polyair has purchased a total of 629,700 shares of stock under its Normal Course Issuer Bids. The purchases have been made using available cash balances.

June 25, 2002
PRESS RELEASE:

POLYAIR INTER PACK INC.
ANNOUNCES $58 MILLION MULTI YEAR CREDIT FACILITY

Toronto, Ontario, June 25, 2002 - Polyair Inter Pack Inc. (TSE and AMEX: PPK), a leading manufacturer of protective packaging and swimming pool accessory products, has entered into an Agreement with LaSalle Business Credit, LaSalle Business Credit Canada and Wells Fargo Business Finance, Inc. to replace its current banking arrangements. All amounts are expressed in US dollars.

The loan has been funded. The credit utilization at closing is approximately $24 million.

The new facilities allow for substantial growth with funding being made available for capital expenditure programs, plant expansion, acquisition opportunities and most importantly, growth in the core product lines. The banking agreement allows the Company to maintain its current cost structure for monies borrowed for operational activity.

Henry Schnurbach, President and Chief Executive Officer of Polyair Inter Pack commented, "We have replaced our current banking relationships with a financial institution who understands our long term goals, of which growth is an integral part, and they share the desire to participate with us in future expansion opportunities."

Polyair  Inter  Pack Inc.  (www.polyair.com  and  www.cantar.com),  through  its
Polyair Division manufactures protective packaging; through its Cantar Pool Division the Company manufactures swimming pool accessory products, which are sold through a network of some 2,500 distributors across North America. Polyair operates 10 manufacturing facilities, seven of which are based in the United States where the company generates approximately 85% of its annual sales. The shares are traded on The American Stock Exchange and The Toronto Stock Exchange under the symbol "PPK".

For further information contact:
John Foglietta
Chief Financial Officer
Phone: (416) 740-2687
Email: jfoglietta@polyair.com


Certain information included in this news release contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of current product offerings. Such forwardlooking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: June    2003                      By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer